July 13, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)

Amendment No. 2 to Registration Statement on Form F-1

Filed June 14, 2022

File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 29, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form F-1 filed June 14, 2022

Exhibits

1.	Please have Ogier and Lee and Li revise their opinions filed as exhibits 5.1 and 5.4, respectively, to consent to the reference to their firms under the heading “Taxation.”

Response: We respectfully advise the Staff that the Cayman counsel and Taiwan counsel have revised their respective opinion in exhibit 5.1 and exhibit 5.4 accordingly.

2.	We note your reference on page 135 to matters of U.S. tax law discussed in the Taxation section are the opinion of Loeb & Loeb LLP. Please file as an exhibit the opinion of Loeb & Loeb LLP.

Response: The opinion language on page 135 regarding matters of U.S. tax law discussed in the Taxation section was included inadvertently. Opinions on matters of U.S. tax law are not customarily provided with Forms F-1. We have therefore revised the filing to reflect the intended language.

3.	We note the reference in the first paragraph of Exhibit 5.3 to the exclusion of “the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region.” Please tell us why this exclusion is necessary and appropriate.

Response: We respectfully advise the Staff that each of the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region adopts separate legal system from other regions of China, and the PRC counsel’s qualification for practicing law does not include the laws of Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region.

4.	In Exhibit 5.3, please have counsel revise paragraph (5) of the “Opinions” section that the disclosures “constitute true and accurate descriptions” to state that the disclosures represent counsel’s opinion.

Response: We respectfully advise the Staff that the PRC counsel have revised their respective opinion in exhibit 5.3.

Please contact the undersigned at +852 3923 1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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